EXHIBIT 99.1

POET Technologies Announces Production Release of Optical Engines for 100G, 200G and 400G for Telecom and Data Center Market

Achievement marks commercialization milestone for products built with proprietary wafer-level chip-scale packaging technology

TORONTO, Jan. 10, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, tele-communication and artificial intelligence markets, today announced that it has released to production four optical engines, an achievement that advances the Company’s commercialization goals. The small form factor optical engines with integrated directly modulated lasers (DMLs), optical multiplexer, high-speed photodiodes and optical demultiplexer enable low power, cost-efficient and highly scalable 100G CWDM4, 200G FR4 and 400G FR4 pluggable transceivers for telecom and data center markets.

POET reached its production release milestones while working with Super Photonics, the joint venture company formed with Sanan IC of Xiamen, China. POET and Super Photonics have jointly completed design verification testing and reliability testing of the optical engines per relevant industry standards. The next step in the commercialization process is for POET’s customers to qualify the products internally with their clients. Purchase orders are expected to follow.

“We have worked closely with our customers to engineer the optical engines to their requirements. So far, everyone involved in the process is very satisfied with the results. The release of POET’s optical engines to production sets the stage for high-volume deployment and widespread acceptance of our technology,” said Vivek Rajgarhia, President & GM of POET. “Our customers can realize the immense value of POET’s Optical Interposer platform when they move to high-volume production and achieve a cost-effective solution with simplified transceiver design, fewer active alignments, and reduced OpEx and CapEx spending.”

The 100G CWDM4 transmit optical engine consists of four high-speed DMLs, monitor photodiodes and an optical multiplexer. The receive optical engines for 100G CWDM4, 200G FR4 and 400G FR4 have four high-speed photodiodes and an optical demultiplexer integrated in a compact form factor. Customers of POET’s optical engines have the option to procure the engines with an integrated fiber array unit (FAU), which provides an even more complete solution for next generation data center interconnects.

Super Photonics has received an order from a customer for transceiver prototype builds for end customer qualification. POET and Super Photonics are actively working with at least four other customers to complete transceiver level design and qualification of the optical engines and expect to ramp to high volume in the second half of 2023. POET expects to release more products to production in the first half of the year.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, including its joint venture, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing of completion of its development efforts, the technical and commercial acceptance of its products, the capabilities of its own operations and joint venture to correctly gauge market needs and to produce products, the completion of projects by the Company’s joint ventures and third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure or the joint venture to produce products on a timely basis or at all, operational risks involving the completion of the Company’s anticipated projects, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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